Robert D. Kohn BioPower Operations Corporation Response to SEC July 8, 2013 Letter

David R. Humphrey

Accounting Branch Chief

July 18, 2013

Mr. Humphrey:

Re:	BioPower Operations Corporation

Form 10-K for the Fiscal Year Ended November 30, 2012

Filed March 18, 2013

Form 10-Q for the Quarterly Period Ended February 28, 2013

Filed April 15, 2013

File No. 333-172139

Responses to your letter dated July 8, 2013 in reference to the above filings for BioPower Operations Corporation.

Form 10-K for the Fiscal Year Ended November 30, 2012

General

1.	Please amend your November 30, 2012 Annual Report on Form 10-K to include the required CEO/CFO Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We note you have referenced these Certifications in the Item 15 Exhibit Index of the Form 10-K, but we are unable to locate them as being filed. Please refer to Item 601(b) (31) and (32) of Regulation S-K. The amendment should be filed as soon as practicable.

Response to Question # 1

We will amend our 10-K to include the Certifications Exhibits 31.1 and 32.1 with CEO/CFO designations as noted above.

Controls and Procedures, page 27

2. We note that you have concluded both of your disclosure controls and procedures and internal control over financial reporting to be not effective as of November 30, 2012. Please expand this section to include a discussion as to why your controls were not effective. In this regard, reference is also made to the Item 4.02 Form 8-K filed on March 19, 2013, where, because of errors identified, you have a material weakness in your internal controls over financial reporting as a result of your inability to properly determine the timing of the revenue recognition of the non-refundable payments made pursuant to the non-operating consulting agreement, the effect of common stock authorized but not issued, and a loan cost of an incomplete escrow arrangement. If applicable, please provide discussion of the errors identified and the resulting material weakness in the amended November 30, 2012 Form 10-K, to be filed, along with management’s plans for remediation of the material weakness.

Robert D. Kohn BioPower Operations Corporation Response to SEC July 8, 2013 Letter

Response to Question #2:

We will adjust our disclosure in Controls and Procedures section to discuss why our internal controls were not effective as of November 30, 2012. Specifically, we will state that management identified a material weakness in our internal controls. We will also state that the lack of technical resources to apply accounting requirements as they relate to non-routine and complex transactions resulted in restatements to our financial statements as previously filed on Form 10-Q for the periods ended February 29, May 31 and August 31, 2012. The adjustments related to the recognition of consulting services revenue, common stock authorized but not issued and the loan cost of an incomplete escrow arrangement. We will also state in this section that management believes the following actions have remediated the material weakness in internal control over financial reporting:

•	We retained accounting and consulting personnel with the appropriate level of knowledge, skills and experience in financial accounting and reporting;
•	We have examined significant accounts and improved related account reconciliations; and
•	We changed our monitoring practices concerning the review of significant accounts and transactions and related financial results and reporting.

3. In addition, we note you indicate in the Item 4.02 Form 8-K that the errors were identified in the unaudited financial statements for the quarters ended February 29, 2012, May 31, 2012 and August 31, 2012 (collectively, the “Relevant Periods”). Please include a footnote in the amended November 30, 2012 Form 10-K, to be filed, that discloses the financial statement impact of the restatements to the relevant quarterly periods, or include disclosure that the impact will be reflected in a restatement footnote for the affected periods in the Forms 10-Q for the quarters ended February 28, 2013, May 31, 2013 and August 31, 2013.

Response to Question # 3

We will file amended 10-Qs for the quarters ended February 29, 2012, May 31, 2012 and August 31, 2012. We have already included the financial statement impact in the 10-Q for the quarter ended February 28, 2013. We will also include the financial statement impact in the Forms 10-Q for the quarters ended May 31, 2013 and August 31, 2013.

In our Amended 10-K for 2012 we will include disclosure that the financial statement impact of the errors will be reflected in a restatement footnote for the affected periods in the Forms 10-Q for the quarters ended February 28, 2013, May 31, 2013 and August 31, 2013.

Form 10-Q for the Quarterly Period Ended February 28, 2013

Exhibit 31 and Exhibit 32 Certifications

Robert D. Kohn BioPower Operations Corporation Response to SEC July 8, 2013 Letter

4. Please revise the Exhibit 31.1 Certification to include the signature of Mr. Robert D. Kohn as also Chief Financial Officer. Please revise the Exhibit 32.1 Certification to identify the Registrant as BioPower Operations Corporation in the first sentence, in addition to Mr. Kohn being the Chief Executive Officer and Chief Financial Officer. Similarly, the signature for Mr. Kohn should also include him as being Chief Executive Officer. Please amend your Form 10-Q for the quarterly period ended February 28, 2013 as soon as practicable to include these revisions.

Response to Question #4.

We have revised Exhibits 31.1 and 32.1 to include the Certifications with proper identification of the Registrant and all associated titles and will file a 10-Q/A as soon as possible.

Robert D. Kohn BioPower Operations Corporation Response to SEC July 8, 2013 Letter

BioPower Operations Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Robert D. Kohn

Robert D. Kohn

CEO/CFO

BioPower Operations Corporation